Press Release	April 14, 2026

Largo Reports Strong Production and Sales in Q1 2026; Files Request for Authorization to Produce and Sell Copper, Platinum Group Metals, Nickel and Cobalt as By-Products of Vanadium Operations; and Announces Sole Chief Operating Officer and General Counsel Promotion

All amounts expressed are in U.S. dollars, denoted by "$".

Q1 2026 Highlights

  Vanadium pentoxide ("V2O5") production in Q1 2026 increased 101.7% to 2,616 tonnes vs. 1,297 tonnes in Q1 2025.
  Total ore mined in Q1 2026 increased 90.8% to 852,046 tonnes vs. 446,614 tonnes mined in Q1 2025. The effective ore grade1 was 0.48% V2O5 in Q1 2026 vs. 0.41% in Q1 2025.
  Global recovery2 in Q1 2026 was 76.3% compared to 77.8% in Q1 2025.
  Sales in Q1 2026 totaled 2,141 tonnes of V2O5 equivalent, up 3.6% from the 2,066 tonnes sold in Q1 2025.
  Ilmenite concentrate production in Q1 2026 increased 86.8% to 11,514 tonnes vs. 6,162 tonnes in Q1 2025. Sales of ilmenite concentrate in Q1 2026 increased 32.7% to 11,477 tonnes vs. 8,647 tonnes in Q1 2025.

Further progress on plans to produce Copper, Platinum Group Metals ("PGMs"), Nickel and Cobalt as By-products

  On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its existing mining activities at the Maracás Menchen Mine and using its existing ore processing infrastructure.
  The latest assays received from flotation concentrate tests using part of Largo's ilmenite flotation plant continued to yield positive results. Concentrates analyzed externally at a certified laboratory yielded 16.6% copper, 13.4 grams per tonne ("gpt") gold, 22.5 gpt platinum, 22.4 gpt palladium, 69 gpt silver, 0.8% nickel, 0.8% cobalt, and 0.1 gpt rhodium. This new data is the average of the second period of four days of continuous industrial-scale testing using current mine feed from the Maracás Menchen mine. The results of the first four-day test period were reported in the April 1, 2026 Press Release.

Update on Senior Leadership Structure

  Mr. Luis Rendón now serves as sole Chief Operating Officer and Mr. Luânder Peixoto was promoted to serve as Group General Counsel.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announces production of 2,616 tonnes of V2O5 equivalent from its Maracás Menchen Mine and sales of 2,141 tonnes of V2O5 equivalent in the first quarter of 2026. The Company also announced that on April 10, 2026, it filed a request before the ANM to produce and sell copper, PGMs, nickel and cobalt as by-products in its existing mining activities at the Maracás Menchen Mine. Largo also announced that Mr. Luis Rendón now serves as sole Chief Operating Officer and Mr. Luânder Peixoto was promoted to serve as Group General Counsel. Largo wishes to thank Mr. Gordon Babcock for his service as Co-Chief Operating Officer who assisted with implementing operational improvements at the Maracás Menchen Mine.

Mr. Daniel Tellechea, Co-Chief Executive Officer of Largo, commented: "First quarter 2026 production was at the upper end of our guidance range, reflecting continued operating improvements at the Maracás Menchen Mine and the progress made under our operational turnaround initiatives. Improved open pit mine access, higher grade ore availability and more consistent ore processing and chemical plant performance resulted in doubling our vanadium pentoxide production volume in the first quarter versus last year and reinforces our confidence in the operational outlook for the remainder of 2026."

Mr. Alberto Arias, Co-Chief Executive Officer of Largo, added: "The operating results of the first quarter of 2026 reflect a stronger operating base for Largo. We remain focused on translating that production performance into stronger sales, leveraging the recent positive commercial momentum in the vanadium market. Vanadium prices in the U.S. have increased materially year to date and, together with the reduction in U.S. tariff barriers on Brazilian products, have enhanced Largo's ability to actively supply both the high purity market, particularly the aerospace industry, as well as the U.S. ferrovanadium market, where the number of origins able to serve customers remains limited. Against that backdrop, we are focused on increasing high purity vanadium volumes and expanding sales tonnage in the U.S. ferrovanadium markets."

With respect to the outlook for Q2 2026, Mr. Arias stated: "It is important to note that there is a lag in price realization on Largo's reported sales, so an important portion of the recent price increase should be reflected in Q2 2026 sales revenues. In addition, most of the sales of the high-purity inventories accumulated in bonded warehouses in Baltimore as a result of the 50% U.S. tariffs will also be reflected in the second quarter, as invoicing of those sales took place in April 2026 following the U.S. tariff reduction in the middle of the first quarter. As a result, higher pricing momentum in the market should support stronger revenue realization in the second quarter than would have been the case had those units been sold in the first quarter."

Maracás Menchen Mine Operational and Sales Results

	Q1 2026	Q1 2025	Change

Total Mined - Dry Basis (tonnes)	4,570,900	3,933,242	+16.2%
Total Ore Mined (tonnes)	852,046	446,614	+90.8%
Ore Grade Mined - Effective Grade (%)[1]	0.48	0.41	+16.3%

Concentrate Produced (tonnes)	119,444	53,245	+124.3%
Grade of Concentrate (%)	2.84	2.86	-0.6%
Global Recovery (%)[2]	76.3	77.8	-1.9%

V2O5 produced (Flake + Powder) (tonnes)	2,616	1,297	+101.7%
High purity V2O5 equivalent produced (%)	1%	40%	-39 p.p.
V2O5 produced (equivalent pounds)[3]	5,767,293	2,859,396	+101.7%
Total V2O5 equivalent sold (tonnes)	2,141	2,066	+3.6%
Produced V2O5 equivalent sold (tonnes)	2,141	1,908	+12.2%
Purchased V2O5 equivalent sold (tonnes)	0	158	-

Ilmenite concentrate produced (tonnes)	11,514	6,162	+86.8%
Ilmenite concentrate sold (tonnes)	11,477	8,647	+32.7%

ANM Request to Produce and Sell Copper, PGMs, Nickel and Cobalt

The request filed on April 10, 2026 before ANM follows the Company's previously disclosed metallurgical testing and technical evaluation of copper, PGMs, nickel and cobalt-bearing material using part of its existing flotation plant circuits.

Any inclusion of these minerals in the Company's mining activities remains subject to the outcome of the applicable regulatory process in Brazil, as well as any additional technical, environmental and operational assessments that may be required.

As announced on April 1, 2026, externally analyzed concentrate results from four days of continuous industrial-scale testing using current mine feed from the Maracás Menchen Mine yielded 17% copper, 14.3 grams per tonne gold, 16.2 grams per tonne platinum, 13.2 grams per tonne palladium, 69 grams per tonne silver, 0.8% nickel and 0.7% cobalt.

The latest assays results from a second four-day test period using part of Largo's ilmenite flotation plant analyzed externally at a certified laboratory yielded 16.6% copper, 13.4 grams per tonne gold, 22.5 grams per tonne platinum, 22.4 grams per tonne palladium, 69 grams per tonne silver, 0.8% nickel and 0.8% cobalt and 0.1 grams per tonne rhodium.

Mr. Tellechea stated: "The ANM filing marks an important step in advancing Largo's evaluation of copper, PGMs, nickel and cobalt as by-products of our existing operations. It reflects the progress of our technical work to date and supports our broader objective of optimizing the value of our mineral endowment and processing infrastructure over time. As we continue our technical and economic evaluations, this regulatory step helps position the Company to advance the inclusion of copper, PGMs, nickel and cobalt within its mining activities, subject to the applicable review and approval process."

Mr. Arias added: "We believe this filing demonstrates the confidence of our operating team in our ability to produce these critical minerals as a by-product of our existing vanadium mining-processing operations. Producing and selling these concentrates will allow us to potentially generate revenue while we review cost and revenue data for this project. This information is essential to quantify in real-time the benefits of using a portion of our ilmenite flotation infrastructure to produce these copper-PGMs concentrates. This project is part of our strategy to enhance the long-term competitiveness of our vanadium mining operations with by-product credits from Largo mined materials, stockpiles and tailings, as well as to diversify revenues with the addition of copper, gold, platinum, palladium, cobalt and nickel. The recent results showing 0.1 grams per tonne of rhodium in the copper-PGMs concentrates are encouraging, given the high value of rhodium and its unusual occurrence even in well-known PGMs deposits."

Senior Leadership Structure Update

Since December 2025, Mr. Luis Rendón has served as the sole Chief Operating Officer, following the conclusion of the Company's co-Chief Operating Officer structure, and is responsible for overseeing the Maracás Menchen Mine. Mr. Luânder Peixoto has also assumed the role of Group General Counsel and oversees the Company's legal, compliance and regulatory matters.

Mr. Rendón is a metallurgical engineer with more than 40 years of experience in mineral processing and plant operations. He has held senior operational leadership roles at Sierra Metals, Compañía Minera Kolpa, and Pan American Silver. Mr. Rendón holds a degree in Metallurgical Engineering from Universidad Nacional de San Agustín (UNSA) in Arequipa, Peru.

Mr. Peixoto, who was previously serving as Legal and Compliance Director of the Company, is an experienced lawyer who has advised listed and unlisted companies on corporate, commercial, project finance, regulatory, and governance matters. He has held senior legal leadership roles at Mineração Serra Verde and Brookfield Agriculture Group in Brazil. Mr. Peixoto holds an LL.M. in Business Law from Fundação Getúlio Vargas and a Bachelor of Law degree.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-Looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern; the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales; the Company's positioning to supply FeV to the U.S. market pending potential tariff developments; the impact of reduced tariffs on the U.S. vanadium market and the Company's ability to capitalize on such reduction; the future of FeV prices and the Company's ability to benefit from the strengthening of those prices; the future price of commodities; the Company's ability to explore and commercialize copper, PGMs, nickel, and cobalt concentrates; the Company's future strategy; management's expectations for improved mine access, higher ore availability and the impact of operational enhancements implemented during 2025; management's expectations regarding stronger revenue realization in Q2 2026, including the effect of pricing momentum and the timing of sales of high purity inventories; the Company's strategy to diversify revenues through the production and sale of copper, PGMs, nickel, and cobalt as by-products of its vanadium mining operations; the significance and potential value of rhodium detected in copper-PGMs concentrates; and management's confidence in the operational outlook for the remainder of 2026 and expectation of stronger sales in the future.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for vanadium and ilmenite products can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; and the Company's ability to obtain regulatory approval for its mining activities.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

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1 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate
2 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery
3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.